Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding’s 2019 Annual Report on Form 20-F filed with the SEC and the CVM

Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

The 2019 Form 20-F is available at the website of the SEC (www.sec.gov) in English and at the website of the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission, the CVM) (www.cvm.gov.br) in Portuguese. Further, the 2019 Form 20-F is also available at the Company’s Investor Relations website (www.itau.com.br/investor-relations) in English and Portuguese.

In addition, shareholders may receive hard copies of the Company’s audited financial statements for the fiscal year ended December 31, 2019, free of charge, by requesting a copy to the Investor Relations team at investor.relations@itau-unibanco.com.br. If you wish to receive a hard copy, kindly provide your contact details and mailing address.

São Paulo, April 27, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations